April 24, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Attention: Kevin Woody, Branch Chief

Re:          Genpact Limited
Form 10-K for the year ended December 31, 2014
Filed on February 27, 2015
File No. 001-33626

Dear Mr. Woody:

This letter is submitted on behalf of Genpact Limited (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning the Company’s Form 10-K for the year ended December 31, 2014 (the “Annual Report”), as set forth in your letter dated April 14, 2015 (the “Comment Letter”).

Form 10-K for the year ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Bookings, page 47

1)
We note your disclosure of new bookings for 2014. The amount appears to represent a non-GAAP measure. As such, please revise your future filings to comply with all of the disclosure requirements in Item 10(e) of Regulation S-K. Include within your response an example of your intended disclosure. Alternatively, if you believe the measure is not non-GAAP, please explain to us in detail the basis for your position.

Response: The Company provided disclosure regarding new bookings in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s Annual Report.  The Company defines new bookings as the contract value of new client contracts, including certain renewals, extensions and changes to existing contracts to the extent that such changes include increases to scope of work to be performed, but specifically excludes regular renewals of contracts with no change in scope.  In effect, new bookings is a subset of the orders received by the Company in a given time period.

The Company respectfully advises the Staff that it believes new bookings is not a non-GAAP financial measure within the meaning of Item 10(e)(2) of Regulation S-K and that new bookings is an “operating or other statistical measure” that is expressly excluded from the definition of a non-GAAP financial measure under Item 10(e)(4)(i) of Regulation S-K.

Item 10(e)(2) of Regulation S-K defines a non-GAAP financial measure as a numerical measure of a registrant’s historical or future financial performance, financial position or cash flows that:

(i)
excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer, or

(ii)	includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

Item 10(e)(4)(i) of Regulation S-K expressly excludes operating and other statistical measures from the definition of “non-GAAP financial measures.”

The Company does not calculate new bookings by excluding or including any amounts that are included or excluded, respectively, from a measure calculated in accordance with GAAP and new bookings is not subject to adjustments that have the effect of excluding or including any amounts presented in accordance with GAAP. As used by the Company, new bookings is an operating measure that is not derived from the Company’s revenues or any other amounts presented in accordance with GAAP in the Company’s statement of income, balance sheet or statement of cash flows or other equivalent statements.  New bookings, as defined by the Company, are a subset of orders.  We believe that orders are an operating performance measure that fall outside the scope of the definition of non-GAAP financial measures.

New bookings does not directly correspond to the Company’s historical or future revenues. The Company’s revenues recognized each year will vary from the new bookings value since new bookings is a snapshot measurement of a portion of total client contract value at a moment in time which involves estimates and judgments around various factors, including contract interpretation, scope of services to be provided, tenor (contract terms range from one month to seven years), the start date of performance under a contract, the time period taken to achieve full volume under a contract, foreign currency exchange rates and price movements for cost of living adjustments in future years.  Given the multitude of variables involved, the Company is unable to ascertain in a meaningful way what portion of revenues recognized in a given year corresponds to a new bookings number for that year.

The Company believes that new bookings is an important and useful metric as an indicator of revenue growth potential.  New bookings is also used by management to measure the Company’s sales force productivity.  Please also note that the Company understands that bookings is used by other companies as an operating measure and generally is not treated as a non-GAAP financial measure subject to reconciliation.

Accordingly, for the reasons stated above, the Company does not believe it is required to make the disclosures required of non-GAAP financial measures as new bookings does not qualify as a non-GAAP financial measure under Item 10(e)(2) of Regulation S-K and is expressly excluded from such definition under Item 10(e)(4)(i) of Regulation S-K.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me on (212) 896-6681 or, in my absence, Heather D. White, Deputy General Counsel on (646) 624-5913, with any questions you may have regarding this response or if you need further information. The Company and its accountants are also available for a conference call with the staff if that would facilitate a prompt review of this issue. Thank you for your consideration.

Sincerely,

/s/ Edward J. Fitzpatrick
Edward J. Fitzpatrick
Chief Financial Officer